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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)

                              Campbell Soup Company
                              ---------------------
                                (Name of Issuer)

                    Capital Stock, par value $.0375 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   134429-10-9
                                   -----------
                                 (CUSIP Number)


                                Richard A. Silfen
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                             Philadelphia, PA 19103
                                 (215) 963-5024
                        ----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         | |  Rule 13d-1(b)
         | |  Rule 13d-1(c)
         |X|  Rule 13d-1(d)




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CUSIP NUMBER:  134429-10-9                                     PAGE 2 OF 5 PAGES


1)       Names of Reporting Persons.

                  Charlotte C. Weber

         I.R.S. Identification Nos. of above persons (entities only).

                  N/A
________________________________________________________________________________

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      N/A
         (b)      N/A
________________________________________________________________________________

3)       SEC Use Only
________________________________________________________________________________

4)       Citizenship or Place of Organization                             U.S.A.
________________________________________________________________________________

   Number of                        5)  Sole Voting Power          22,043,647.78
    Shares                          ____________________________________________
 Beneficially
   Owned by                         6)  Shared Voting Power             8,323.00
Each Reporting                      ____________________________________________
 Person With
                                    7)  Sole Dispositive Power     22,575,143.78
                                    ____________________________________________

                                    8)  Shared Dispositive Power        8,323.00
________________________________________________________________________________

9)       Aggregate Amount Beneficially                             22,051,970.70
         Owned by Each Reporting Person
________________________________________________________________________________

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                          N/A
________________________________________________________________________________

11)      Percent of Class Represented by Amount in Row (9)                 5.36%
________________________________________________________________________________

12)      Type of Reporting Person (See Instructions)                          IN
________________________________________________________________________________




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CUSIP NUMBER:  134429-10-9                                     PAGE 3 OF 5 PAGES


                                  SCHEDULE 13G

Item 1.           (a)      Name of Issuer:  Campbell Soup Company

                  (b)      Address of Issuer's Principal Executive Offices:
                           Campbell Place, Camden, New Jersey  08103-1799

Item 2.           (a)      Name of Person Filing:  Charlotte C. Weber

                  (b)      Address of Principal Business Office or, if None,
                           Residence: Live Oak Properties, P.O. Drawer 2108, Ocala, Florida 34478-2108.

                  (c)      Citizenship:  U.S.A.

                  (d) Title of Class of Securities: Capital Stock, par value $0.0375 per share.

                  (e)      CUSIP Number:  134429-10-9


Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:             N/A

Item 4. Ownership.

                  (a)      Amount beneficially owned:  22,051,970.78

                  (b)      Percent of Class:  5.36%

                  (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    22,043,647.78

                           (ii) Shared power to vote or to direct the vote: 8,323.00

                           (iii) Sole power to dispose or to direct the disposition of: 21,575,143.78

                           (iv) Shared power to dispose or to direct the disposition of: 8,323.00

Item 5. Ownership of Five Percent or Less of a Class.            N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on by the Parent Holding Company.          N/A

Item 8. Identification and Classification of Members of the Group.         N/A

Item 9. Notice of Dissolution of Group.          N/A


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CUSIP NUMBER:  134429-10-9                                     PAGE 4 OF 5 PAGES


Item 10. Certification.

         N/A









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CUSIP NUMBER:  134429-10-9                                     PAGE 5 OF 5 PAGES

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    January 30, 2004
                                           -------------------------------------
                                                         Date


                                                  /s/ Charlotte C. Weber
                                           -------------------------------------
                                                       Signature


                                                    Charlotte C. Weber
                                           -------------------------------------
                                                       Name/Title







         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. ss. 1001)